EXHIBIT 99.(a)(1)(J)






John Wade
Chief Financial Officer
Aptimus, Inc.
206-441-9100, ext. 170
johnw@aptimus.com

For Immediate Release

         APTIMUS, INC. ANNOUNCES EXTENSION OF OFFER TO PURCHASE FOR CASH
           UP TO 10,750,000 SHARES OF COMMON STOCK AT $0.48 PER SHARE



SEATTLE, WA - October 31, 2001 -- Aptimus, Inc. (Nasdaq:APTM), announced today that it has extended its current Offer to Purchase up to 10,750,000 shares of its common stock at $0.48 per share until 5:00 p.m., Eastern time, on Thursday, November 15, 2001. The extension was provided to allow shareholders additional time to accept the tender offer.

The Company has filed a Supplement to the Offer to Purchase with the Securities and Exchange Commission confirming the extension and containing certain other information concerning the tender offer that investors may find helpful in evaluating the fairness of the tender offer. A copy of the Supplement may be obtained by contacting the Company's Information Agent, Mellon Investor Services, L.L.C., at (888) 694-4771. Any questions regarding the Offer to Purchase may be directed to the Company's Information Agent.


About Aptimus, Inc.
--------------------

Aptimus is creating the leading online direct response network. We provide high volume performance-based customer acquisition solutions for major consumer marketers. The Aptimus Network presents consumers with relevant offers geared to their immediate interests, allowing marketers to reach consumers with the right offers when they are most likely to respond. Our offer presentation serving technology platform enables us to promote offers contextually via third party web sites across the Internet. Built on a technology platform that is flexible and scalable, the Aptimus Network can support millions of users and hundreds of marketers and Web site partners. Aptimus is headquartered in Seattle, and is publicly traded on Nasdaq under the symbol APTM.

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